AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

DECEMBER 31, 2011

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	December 31	March 31
	2011	2011
		note 15
ASSETS

Current assets
Cash and cash equivalents (note 5)	$2,799,288	$6,811,177
Amounts receivable and other assets (note 7)	661,337	1,197,540
Marketable securities (note 8)	232,844	113,750
Balance due from related party (note 11)	122,556	57,632
	3,816,025	8,180,099

Non-current assets
Restricted cash (note 6)	276,435	162,095
Amounts receivable (note 7)	1,604,950	1,180,013
Mineral properties and equipment (note 9)	1,891	27,515
	1,883,276	1,369,623

	$5,699,301	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$739,146	$64,995
Flow-through share premium (note 10(b))	–	595,000
	739,146	659,995

Shareholders' equity
Share capital (note 10)	45,495,272	45,482,087
Reserves	2,658,013	1,918,126
Accumulated deficit	(43,193,130)	(38,510,486)
	4,960,155	8,889,727

	$5,699,301	$9,549,722

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Three months ended		Nine months ended
	December 31		December 31
	2011	2010	2011	2010
		note 15		note 15
Expenses (notes 11 and 13)
Exploration	$2,681,247	$1,645,468	$4,557,680	$3,932,736
Assays and analysis	65,417	105,114	148,743	486,307
Drilling	678,897	778,926	741,689	778,926
Equipment rental	87,867	40,099	127,445	99,579
Geological	1,466,340	671,675	2,572,971	2,140,832
Cost recovery (METC)	(409,507)	(444,388)	(409,507)	(682,132)
Graphics	1,422	15,444	6,204	52,114
Transportation	13,362	747	16,572	28,361
Property fees and assessments	34,611	108,492	34,611	159,292
Site activities	547,742	299,414	779,691	640,964
Sustainability	104,402	58,784	222,591	127,630
Travel and accommodation	22,257	11,161	52,054	100,863
Equity-settled share-based payments (note 10(c))	68,437	–	264,616	–

Administration	517,882	317,230	1,502,990	903,427
Depreciation	168	2,948	26,854	8,843
Legal, accounting and audit	197	19,548	45,116	56,489
Office and administration	326,746	205,125	909,828	634,165
Shareholder communication	53,071	60,452	102,681	140,576
Travel	21,789	25,559	31,666	45,045
Trust and filing	11,890	3,598	20,571	18,309
Equity-settled share-based payments (note 10(c))	104,021	–	366,274	–

	3,199,129	1,962,698	6,060,670	4,836,163
Other items
Operator's fees	(48,861)	–	(61,165)	–
Interest income	(22,105)	(4,012)	(63,962)	(14,729)
Flow-through share premium (note 10(b))	(305,000)	–	(595,000)	–
Gain on sale of mineral property (notes 9(a))	–	–	(679,050)	–
Tax on flow through shares	19,200	18,000	19,200	18,000
Foreign exchange loss (gain)	912	1,280	1,951	(949)
Loss for the period	$2,843,275	$1,977,966	$4,682,644	$4,838,485

Other comprehensive (income) loss:
Net change in fair value of available-for-sale financial assets	(1,094)	(15,250)	(112,094)	(13,625)
Comprehensive loss for the period	$2,842,181	$1,962,716	$4,570,550	$4,824,860

Basic and diluted loss per common share	$0.03	$0.02	$0.04	$0.06

Weighted average number of common shares outstanding	102,744,050	87,325,886	102,733,966	85,005,837

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31		December 31
Cash provided by (used in):	2011	2010	2011	2010
		note 15		note 15
Operating activities
Loss for the period	$(2,843,275)	$(1,977,966)	$(4,682,644)	$(4,838,485)
Adjustments for:
Depreciation	168	2,948	26,854	8,843
Unrealized foreign exchange	895	3,896	(362)	3,901
Equity settled share based payments	172,458	–	630,890	–
Common shares received, included in exploration expenses	(7,000)	–	(7,000)	–
Common shares issued, included in exploration expenses	5,800	–	5,800	–
Accrued interest on note payable to related party	–	449	–	449
Interest income	(19,471)	(4,012)	(61,327)	(14,729)
Changes in working capital items
Accounts payable and accrued liabilities	(546,021)	(33,625)	674,151	512,116
Amounts receivable and other assets	(854,420)	(481,388)	101,266	(811,524)
Balance due from related party	(87,385)	(3,467)	(64,924)	145,712
Flow-through share premium	(305,000)	–	(595,000)	–
Net cash used in operating activities	(4,483,251)	(2,493,165)	(3,972,296)	(4,993,717)

Investing activities
Restricted cash	(79,300)	(30,000)	(104,340)	(50,000)
Interest income	19,471	4,012	61,327	14,729
Purchase of equipment	–	–	(1,230)	(1,441)
Net cash used in investing activities	(59,829)	(25,988)	(44,243)	(36,712)

Financing activities
Proceeds from issuance of shares	4,288	5,150,000	4,288	5,150,000
Proceeds from issuance of a note to a related party	–	872,580	–	872,580
Partial repayment of a note to a related party	–	(500,000)	–	(500,000)
Net cash provided by financing activities	4,288	5,522,580	4,288	5,522,580

Net (decrease) increase in cash and cash equivalents	(4,538,792)	3,003,427	(4,012,251)	492,151
Cash and cash equivalents, beginning of period	7,338,975	1,799,179	6,811,177	4,310,460
	2,800,183	4,802,606	2,798,926	4,802,611
Effect of exchange rate fluctuations on cash held	(895)	(3,896)	362	(3,901)
Cash and cash equivalents, end of period	$2,799,288	$4,798,710	$2,799,288	$4,798,710

Components of cash and cash equivalents are as follows:
Cash	$2,799,288	$4,798,710	$2,799,288	$4,798,710

Supplementary cash flow information:
Interest received	$19,471	$4,012	$61,327	$14,729

Non cash investing and financing activities:
Common shares included in exploration expenses	5,800	–	5,800	–
Common shares included in exploration expenses	7,000	–	7,000	–
Marketable securities received	$67,719	$–	$197,219	$–

The accompanying notes are an integral part of these interim consolidated financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Equity settled
			share-based	Share	Investment
	Number of		payments	warrants	revaluation
	shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2010	83,839,473	$36,474,363	$870,267	$982,110	$(2,625)	$(32,044,143)	$6,279,972
Private placement at $0.80 per share, net	5,812,500	3,579,343	–	–	–	–	3,579,343
Exercise of share warrants at $0.10 per share	5,000,000	500,000	–	–	–	–	500,000
Unrealized gain on available-for-sale financial assets (note 8)	–	–	–	–	13,625	–	13,625
Loss for the period	–	–	–	–	–	(4,838,485)	(4,838,485)
Balance at December 31, 2010 (note 15)	94,651,973	$40,553,706	$870,267	$982,110	$11,000	$(36,882,628)	$5,534,455

Balance at April 1, 2011 (note 15)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Unrealized gain on available-for-sale financial assets (note 8)	–	–	–	–	112,094	–	112,094
Equity settled share-based payments	–	–	630,890	–	–	–	630,890
Issuance of common shares	33,400	13,185	(3,097)	–	–	–	10,088
Loss for the period	–	–	–	–	–	(4,682,644)	(4,682,644)
Balance at December 31, 2011	102,762,296	$45,495,272	$1,498,060	$982,110	$177,843	$(43,193,130)	$4,960,155

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

These unaudited condensed interim financial statements ("interim financial statements") have been prepared assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	STATEMENT OF COMPLIANCE

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply the IFRS effective for years beginning on or after January 1, 2011.

These interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting and IFRS 1 First–Time Adoption of International Financial Reporting Standards ("IFRS 1").

These are the Company's interim financial statements presented in accordance with IAS 34 and IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 First– time Adoption of International Financial Reporting Standards. The accounting policies have been selected to be consistent with IFRS as it is expected to be effective on March 31, 2012.

These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual financial statements for the year ended March 31, 2011 and the Company's condensed interim financial statements for the three months ended June 30, 2011 and six months ended September 30, 2011, which are available at www.sedar.com. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of these interim financial statements resulted in changes to accounting policies from those financial statements previously prepared under Canadian GAAP. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 15.

These interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on February 24, 2012.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	BASIS OF PREPARATION

These interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as available–for–sale which are stated at estimated fair value. These financial statements have been prepared using the accrual basis of accounting.

All amounts reported in these financial statements are in Canadian Dollars, unless stated otherwise.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are described in note 4 of the unaudited interim financial statements for the three month period ended June 30, 2011.

(a)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not early adopted the following new and revised standards and is currently assessing the impact that these standards will have on the Company's financial statements.

	(i)	Effective for annual periods beginning on or after July 1, 2011

		•	Amendments to IFRS 7, Financial Instruments: Disclosures

	(ii)	Effective for annual periods beginning on or after January 1, 2012

		•	Amendments to IAS 12, Income Taxes

	(iii)	Effective for annual periods beginning on or after July 1, 2012.

		•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

	(iv)	Effective for annual periods beginning on or after January 1, 2013

		•	IFRS 10, Consolidated Financial Statements
		•	IFRS 11, Joint Arrangements
		•	IFRS 12, Disclosure of Interests in Other Entities
		•	IFRS 13, Fair Value Measurement
		•	IAS 19, Employee Benefits
		•	IAS 27, Separate Financial Statements
		•	IAS 28, Investments in Associates and Joint Ventures
		•	IFRIC 20, Stripping Costs

	(v)	Effective for annual periods beginning on or after January 1, 2015

		•	IFRS 9, Financial Instruments

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company for its exploration programs and other uses.

6.	RESTRICTED CASH

Restricted cash in the amount of $276,435 (March 31, 2011 – $162,095) represents guaranteed investment certificates held in support of exploration permits.

7.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31,	March 31,
	2011	2011
Current
Value added taxes refundable	$612,751	$251,003
Mineral exploration tax credit	–	872,580
Other receivable and prepaid expenses	48,586	73,957
Total current	$661,337	$1,197,540

Non current
Mineral exploration tax credit	$1,604,950	$1,180,013

The Mineral Exploration Tax Credit ("METC") initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit.

8.	MARKETABLE SECURITIES

As at December 31, 2011 and March 31, 2011 the Company held common shares in several public and private companies. These marketable securities were classified as available–for–sale securities with aggregate acquisition costs of $55,001 (March 31, 2011 – $48,001). The estimated fair value of these securities based on securities exchange quotes at December 31, 2011 was $232,844 (March 31, 2011 – $113,750).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	MINERAL PROPERTIES AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
December 31, 2011
Mineral properties	$2	$–	$2
Site equipment	46,728	44,839	1,889
Computer equipment	30,607	30,607	–
Total	$77,337	$75,446	$1,891

March 31, 2011
Mineral properties	$2	$–	$2
Site equipment	45,498	29,040	16,458
Computer equipment	30,607	19,552	11,055
Total	$76,107	$48,592	$27,515

(a)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over seven years from the effective date of the agreement.

The agreement with Newton Gold is subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold has the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold.

In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased by the parties for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, located approximately 120 kilometres southwest of Vanderhoof, BC.

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc. The cash payment and the share issuance were completed in January 2012.

(c)	Blackwater South property

In September 2011, the Company entered into an Option Agreement with an individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property, which is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a two year period. The Company must also expend a minimum of $50,000 in exploration expenditures prior to October 20, 2013, and a further $50,000 must be expended prior to October 20, 2014. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000. The NSR can be reduced to 1%, capped at an aggregate of $5,000,000 by making a cash payment of $1,000,000.

To December 31, 2011, the Company had paid $5,000 and issued 20,000 shares to the Optionor, and had incurred approximately $14,800 in exploration expenditures on the Blackwater South property.

(d)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

To December 31, 2011, the Company has received cash payments of $10,000 and issued 775,000 common shares to date under the option agreement (as amended). The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

10.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued.

(b)	Common share issuances

In December 2010, the Company completed a brokered and non–brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow–through shares at a price of $0.80 per share and 8,076,923 non–flow–through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs of approximately $522,000 in finders' and other fees relating to this private placement. In accordance with the terms of the flow–through share agreements, the Company agreed to spend the proceeds of $4,650,000 from the issuance of the flow–through shares on eligible exploration activities by December 31, 2011. The eligible exploration expenses were renounced to the investors in December 2010. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after February 2011.

The premium received on this flow–through share issuance was initially estimated at $870,000 and was recorded as a liability, to be reversed to profit and loss when the eligible expenditures were incurred. At December 31, 2011, the Company had spent the required $4,650,000 (March 31, 2011 – $1,500,000) on eligible exploration activities. Consequently, the Company had a nil liability associated with the December 2010 flow-through share issuance as at December 31, 2011 (March 31, 2011 – $595,000).

Subsequent to December 31, 2011, the Company announced a private placement financing of approximately $16.2 million (note 16(a)).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by its shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the board of directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the nine months ended December 31, 2011 was:

	Exercise					December
	price per	March 31			Expired or	31
Expiry date	share	2011	Granted	Exercised	Cancelled	2011	Exercisable
Jul 19, 2011	$0.70	1,587,200	–	–	(1,587,200)	–	–
Apr 28, 2012	$0.70	70,000	–	–	–	70,000	70,000
Mar 30, 2013	$0.51	50,000	–	–	–	50,000	50,000
Sep 23, 2014	$0.32	–	2,512,800	(13,400)	(8,000)	2,491,400	824,200
Sep 23, 2016	$0.32	–	3,051,300	–	–	3,051,300	1,017,100
Total		1,707,200	5,564,100	(13,400)	(1,595,200)	5,662,700	1,961,300
Weighted average exercise price		$0.69	$0.32	$0.32	$0.70	$0.33	$0.34

The continuity of share purchase options for the year ended March 31, 2011 was:

	Exercise
	price	March 31			Expired or	March 31
Expiry date	per share	2010	Granted	Exercised	Cancelled	2011	Exercisable
Jul 19, 2011	$0.70	1,615,200	–	–	(28,000)	1,587,200	1,587,200
Apr 28, 2012	$0.70	70,000	–	–	–	70,000	46,667
Mar 30, 2013	$0.51	50,000	–	–	–	50,000	50,000
Total		1,735,200	–	–	(28,000)	1,707,200	1,683,867
Weighted average exercise price		$0.69			$0.70	$0.69	$0.69

The fair values of the share purchase options granted during the three and nine months ended December 31, 2011, including the options issued to non-employees, were estimated using the Black-Scholes option pricing model and were based on the following weighted average assumptions:

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended		Nine months ended
		December 31		December 31
	2011	2010	2011	2010
Risk-free interest rate	1.1%	–	1.2%	–
Expected life	2.9	–	4.1	–
Expected volatility	89%	–	95%	–
Valuation date share price	$0.42	–	$0.36	–
Forfeiture rate	2.6%	–	1.3%	–
Expected dividend yield	nil	–	nil	–

The fair value of services provided by non-employees against the issuance of share purchase options cannot be measured reliably, as the occurrence and timing of such services are not typically ascertainable at the time of option grant. Accordingly, share based payments to non-employees have been measured at the estimated fair value of the share options issued.

11.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

As at December 31, 2011, the Company had a balance due from Hunter Dickinson Services Inc., a related party, in the amount of $122,556 (March 31, 2011 – $57,632).

(b)	Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the three and nine month periods ended December 31, 2011, the Company compensated key management personnel as follows:

	Three months ended			Nine months ended
		December 31		December 31
	2011	2010	2011	2010
Short-term employee benefits	$118,148	$51,750	$305,648	$155,250
Post-employment benefits	–	–	–	–
Other long-term benefits	–	–	–	–
Termination benefits	–	–	–	–
Equity-settled share-based
payments	80,763	–	300,945	–
Total	$198,911	$51,750	$606,593	$155,250

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Of the total share purchase options granted during the three and nine months ended December 31, 2011, 2,469,300 options were granted to the Company's key management personnel, with an estimated grant-date fair value of $640,000.

There were no options granted to key management personnel during the three and nine months ended December 31, 2010.

(c)	Entities with significant influence

Management of the Company believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities are also key management personnel of the Company.

Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company with several directors who are also directors of the Company. Certain officers of the Company are employees of HDSI.

HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company pursuant to an agreement dated July 2, 2010. Services are provided based on annually agreed and set rates. Advances are interest bearing and due on demand.

Transactions with HDSI during the three and nine months ended December 31, 2011 and 2010 were as follows:

	Three months ended		Nine months ended
		December 31		December 31
	2011	2010	2011	2010
Based on annually set rates
	$733,601	$–	$1,549,597	$–
Based on full cost recovery	–	558,084	–	1,854,516
Reimbursement of third party
expenses	46,190	37,647	108,689	133,370
Total
	$779,791	$595,731	$1,658,286	$1,987,886

Outstanding balances with HDSI were as follows:

		March 31, 2011
	December 31,	(restated,
	2011	note 15)
Balance receivable from (payable to) HDSI	$122,556	$57,632

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable income of the Company is uncertain, no deferred tax asset has been recognized. As at December 31, 2011, the Company had unused non–capital loss carry forwards of approximately $5.4 million (March 31, 2011 – $4.3 million).

The Company had resource tax pools of approximately $13.9 million (March 31, 2011 –$12.4 million) available in Canada which may be carried forward and utilized to reduce future taxes related to certain resource income.

	Nine months ended					Year ended
	December 31, 2011			March 31, 2011
	Percentage		Amount	Percentage		Amount
Reconciliation of effective tax rate
Loss for the period			$(4,682,644)			$(6,466,343)
Total income tax expense			–			–
Loss excluding income tax			$(4,682,644)			$(6,466,343)
Income tax recovery using the Company's domestic tax rate	26.13%		(1,224,000)	28.00%		(1,811,000)
Non–deductible expenses and other	(11.96%	)	560,000	(12.28%	)	794,000
Difference in statutory tax rates	(0.60%	)	28,000	(1.67%	)	108,000
Temporary difference booked to OCI	(0.32%	)	15,000	(0.15%	)	10,000
Deferred income tax assets not recognized	(13.25%	)	621,000	(13.90%	)	899,000

	0.00%		$–	0.00%		$–

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company had the following temporary differences in respect of which no deferred tax asset was recognized: As at December 31, 2011

	Within one	One to five	After five
Expiry	year	years	years	No expiry date	Total

Tax losses	$–	$–	$5,415,000	$1,621,000	$7,036,000
Resource pools	–	–	–	13,945,000	13,945,000

Other	$–	$470,000	$–	$(18,000)	$452,000

As at March 31, 2011

	Within one	One to five	After five
Expiry	year	years	years	No expiry date	Total

Tax losses	$–	$–	$4,283,000	$1,621,000	$5,904,000
Resource pools	–	–	–	12,442,000	12,442,000

Other	$–	$592,000	$–	$14,000	$606,000

13.	EMPLOYEES BENEFITS EXPENSES

The amount of employees' salaries and benefits included in various expenses are as follows:

	Three months ended		Nine months ended
		December 31		December 31
	2011	2010	2011	2010
Exploration	$660,339	$555,628	$1,416,543	$1,695,716
Administration	429,722	133,872	1,156,502	515,524
Total	$1,090,061	$689,500	$2,573,045	$2,211,240

14.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the period ended December 31, 2011.

(b)	Carrying amounts and fair values of financial instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at December 31, 2011 and March 31, 2011.

	Financial assets at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$128,969	$103,875	$–	$232,844

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$78,750	$35,000	$–	$113,750

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to its liquid financial assets. The Company's holdings of cash and cash equivalents represent its maximum credit exposure on these assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents in high quality investments with major financial institutions and in federal government–backed treasury bills.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are invested in business accounts, commercial paper and treasury bills, which are available on demand for the Company's use.

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). At December 31, 2011, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

At December 31, 2011, the Company's cash balance that was denominated in USD was $32,933 (March 31, 2011 – $17,323).

Substantially all of the Company's liabilities are denominated in Canadian dollars.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity while achieving a satisfactory return for shareholders.

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 8).

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these are the Company's December 31, 2011 interim financial statements for part of the period covered by the first annual consolidated financial statements to be prepared in accordance with IFRS. Please refer to note 4 for a comprehensive discussion of the Company's accounting policies under IFRS.

These accounting policies remain the same as those applied in the June 30, 2011 interim financial statements. In addition, note 16 to the June 30, 2011 interim financial statements provides disclosure on the exemptions the Company has chosen for the transition to IFRS, the statement of financial position at the date of transition, and other required Canadian GAAP/IFRS reconciliations.

An explanation of how the transition from GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of statement of financial position

As at December 31, 2010			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15 (d)	note 15 (e)	IFRS
ASSETS
Current assets

Cash and cash equivalents	$4,798,710	$–	$–	$4,798,710
Amounts receivable and other assets	291,616	–	–	291,616
Marketable securities	59,001	–	–	59,001
Total current assets	5,149,327	–	–	5,149,327

Non–current assets
Restricted cash	152,094	–	–	152,094
Amount receivable	–	–	2,307,214	2,307,214
Mineral properties and equipment	30,463	–	–	30,463
Total non–current assets	182,557	–	2,307,214	2,489,771

Total assets	$5,331,884	$–	$2,307,214	$7,639,098

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

Accounts payable and accrued liabilities	$745,772	$–	$–	$745,772
Balance due to related party	488,871	–	–	488,871
Flow-through share premium	–	870,000	–	870,000
Total current liabilities	1,234,643	870,000	–	2,104,643

SHAREHOLDERS' EQUITY
Share capital	41,423,706	(870,000)	–	40,553,706
Reserves	1,863,377	–	–	1,863,377
Accumulated deficit	(39,189,842)	–	2,307,214	(36,882,628)
Total shareholders' equity	4,097,241	(870,000)	2,307,214	5,534,455

Total shareholders' equity and liabilities	$5,331,884	$–	$2,307,214	$7,639,098

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2011			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15 (d)	note 15 (e)	IFRS
ASSETS
Current assets

Cash and cash equivalents	$6,811,177	$–	$–	$6,811,177
Amounts receivable and other assets	1,197,540	–	–	1,197,540
Marketable securities	113,750	–	–	113,750
Balance due from related party	57,632	–	–	57,632
Total current assets	8,180,099	–	–	8,180,099

Non–current assets
Restricted cash	162,095	–	–	162,095
Amount receivable	–	–	1,180,013	1,180,013
Mineral properties and equipment	27,515	–	–	27,515
Total non–current assets	189,610	–	1,180,013	1,369,623

Total assets	$8,369,709	$–	$1,180,013	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

Accounts payable and accrued liabilities	$64,995	$–	$–	$64,995
Flow–through share premium	–	595,000	–	595,000
Total current liabilities	64,995	595,000	–	659,995

SHAREHOLDERS' EQUITY
Share capital	46,352,087	(870,000)	–	45,482,087
Reserves	1,918,126	–	–	1,918,126
Accumulated deficit	(39,965,499)	275,000	1,180,013	(38,510,486)
Total shareholders' equity	8,304,714	(595,000)	1,180,013	8,889,727

Total shareholders' equity and liabilities	$8,369,709	$–	$1,180,013	$9,549,722

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of statement of comprehensive loss

Three months ended December 31, 2010			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15 (d)	note 15 (e)	IFRS
Expenses
Exploration	$2,089,856	$–	$(444,388)	$1,645,468
Assays and analysis	105,114	–	–	105,114
Drilling	778,926	–	–	778,926
Equipment rental	40,099	–	–	40,099
Geological	671,675	–	–	671,675
Mineral exploration tax credit	–	–	(444,388)	(444,388)
Graphics	15,444	–	–	15,444
Property fees and assessments	108,492	–	–	108,492
Site activities	299,414	–	–	299,414
Sustainability	58,784	–	–	58,784
Transportation	747			747
Travel and accommodation	11,161	–	–	11,161

Administration	317,230	–	–	317,230
Depreciation	2,948	–	–	2,948
Legal, accounting and audit	19,548	–	–	19,548
Office and administration	205,125	–	–	205,125
Shareholder communication	60,452	–	–	60,452
Travel	25,559	–	–	25,559
Trust and filing	3,598	–	–	3,598

	2,407,086	–	(444,388)	1,962,698
Foreign exchange loss (gain)	1,280	–	–	1,280
Interest and other income	(4,012)	–	–	(4,012)
Tax related to flow through share	18,000	–	–	18,000
Loss for the period	$2,422,354	$–	$(444,388)	$1,977,966
Net change in fair value of available–for–sale inancial assets, net of income tax	(15,250)	–	–	(15,250)
Total comprehensive loss for the period	$2,407,104	$–	$(444,388)	$1,962,716

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Nine months ended December 31, 2010			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 15 (d)	note 15 (e)	IFRS
Expenses
Exploration	$4,614,868	$–	$(682,132)	$3,932,736
Assays and analysis	486,307	–	–	486,307
Drilling	778,926	–	–	778,926
Equipment rental	99,579	–	–	99,579
Geological	2,140,832	–	–	2,140,832
Mineral exploration tax credit	–	–	(682,132)	(682,132)
Graphics	52,114	–	–	52,114
Property fees and assessments	159,292	–	–	159,292
Site activities	640,964	–	–	640,964
Sustainability	127,630	–	–	127,630
Transportation	28,361	–	–	28,361
Travel and accommodation	100,863	–	–	100,863

Administration	903,427	–	–	903,427
Depreciation	8,843	–	–	8,843
Legal, accounting and audit	56,489	–	–	56,489
Office and administration	634,165	–	–	634,165
Shareholder communication	140,576	–	–	140,576
Travel	45,045	–	–	45,045
Trust and filing	18,309	–	–	18,309

	5,518,295	–	(682,132)	4,836,163
Foreign exchange loss (gain)	(949)	–	–	(949)
Interest and other income	(14,729)	–	–	(14,729)
Tax related to flow through share	18,000	–	–	18,000
Loss for the period	$5,520,617	$–	$(682,132)	$4,838,485
Net change in fair value of available–for– sale financial assets, net of income tax	(13,625)	–	–	(13,625)
Total comprehensive loss for the period	$5,506,992	$–	$(682,132)	$4,824,860

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of statement of cash flows

Three months ended			Mineral
December 31, 2010		Flow through	exploration tax
		shares	credit	Reclassify per
	GAAP	note 15 (d)	note 15 (e)	note 15 (f)	IFRS
Operating activities
Loss for the period	$(2,422,354)	$–	$444,388	$–	$(1,977,966)
Depreciation	2,948	–	–	–	2,948
Foreign exchange loss	3,896	–	–	–	3,896
Interest income	–	–	–	(4,012)	(4,012)
Interest payable	449	–	–	–	449
Amounts payable and accrued liabilities	(33,625)	–	–	–	(33,625)
Amounts receivable and other assets	(37,000)	–	–	–	(37,000)
Amounts receivable long term	–	–	(444,388)	–	(444,388)
Balance due from related party	(3,467)	–	–	–	(3,467)
	(2,489,153)	–	–	(4,012)	(2,493,165)
Investing activities
Restricted cash and other	(30,000)	–	–	–	(30,000)
Interest income	–	–	–	4,012	4,012
	(30,000)	–	–	4,012	(25,988)
Financing activities
Proceed of issuance of shares	5,150,000	–	–	–	5,150,000
Proceeds from issuance of note to related party	872,580	–	–	–	872,580
Partial repayment of a note to related party	(500,000)	–	–	–	(500,000)
	5,522,580	–	–	–	5,522,580

Net decrease in cash and cash equivalents	3,003,427	–	–	–	3,003,427
Effect of exchange rate fluctuations on cash held	(3,896)	–	–	–	(3,896)
Cash and cash equivalents at beginning of the period	1,799,179	–	–	–	1,799,179
Cash and cash equivalents at end of the period	$4,798,710	$–	$–	$–	$4,798,710

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Nine months ended			Mineral
December 31, 2010		Flow through	exploration	Reclassify
		shares	tax credit	per
	GAAP	note 15 (d)	note 15 (e)	note 15 (f)	IFRS
Operating activities
Loss for the period	$(5,520,617)	$–	$682,132	–	$(4,838,485)
Depreciation	8,843	–	–	–	8,843
Foreign exchange loss	3,901	–	–	–	3,901
Interest income	–	–	–	(14,729)	(14,729)
Interest payable	449	–	–	–	449
Amounts payable and accrued liabilities	512,116	–	–	–	512,116
Amounts receivable and other assets	(129,392)	–	–	–	(129,392)
Amounts receivable long term	–	–	(682,132)	–	(682,132)
Balance due from related party	145,712	–	–	–	145,712
Net cash used in operating activities	(4,978,988)	–	–	(14,729)	(4,993,717)
Investing activities
Restricted cash and other	(50,000)	–	–	–	(50,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	14,729	14,729
Net cash provided by investing activities	(51,441)	–	–	14,729	(36,712)
Financing activities
Proceed of issuance of shares	5,150,000	–	–	–	5,150,000
Proceeds from issuance of note to related party	872,580	–	–	–	872,580
Partial repayment of a note to related party	(500,000)	–	–	–	(500,000)
Net cash provided by financing activities	5,522,580	–	–	–	5,522,580
Net decrease in cash and cash equivalents	492,151	–	–	–	492,151
Effect of exchange rate fluctuations on cash held	(3,901)	–	–	–	(3,901)
Cash and cash equivalents at beginning of the period	4,310,460	–	–	–	4,310,460
Cash and cash equivalents at end of the period	$4798,710	$–	$–	$–	$4,798,710

(d)	Flow–through shares

In order to raise funds for mineral exploration activities, the Company enters into flow–through share agreements whereby the Company agrees to transfer the rights to income tax deductions related to exploration expenditures to the flow–through shareholders. Under Canadian GAAP, the Company recorded total proceeds from the issuance of flow–through shares as share capital. Under IFRS, share capital is recorded at the trading value of non–flow–through common shares and the excess of the proceeds over the trading value of non–flow–through shares is recorded as a deferred charge, which is proportionally credited to profit or loss as the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The new accounting policy for recording the issuance of flow–through shares has been adopted effective April 1, 2011 and balances at March 31, 2011 have been restated. The issuance of flow– though shares in December 2010 resulted in the recording of a flow–through share premium, and a reduction in share capital, of $870,000. During the year ended March 31, 2011, the Company credited $275,000 of flow–through share premium to earnings. This resulted in a net decrease of $595,000 in shareholders' equity at March 31, 2011 and a decrease in loss of $275,000. During the three and nine months periods ended December 31, 2011, a further $305,000 and $595,000 of flow through share premium was credited to earnings.

(e)	Mineral Exploration Tax Credit

Prior to the conversion to IFRS, the Company credited METC refunds to exploration expenses when the proceeds were actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements. Under IFRS, METC refunds are recognized using the cost reduction method and credited to exploration expenses when there is reasonable expectation of their recovery.

The new accounting policy has been adopted effective April 1, 2011 and shareholders' equity on the Transition Date has been restated. The amount of METC receivable on the Transition Date was estimated at $1,625,082 and has been recorded as an increase in the shareholders' equity. During the year ended March 31, 2011, the amount of METC recorded prior to the adoption of IFRS totaled $1,127,201. Upon adoption of IFRS, this amount was reversed as it pertained to prior years and $682,132 was recorded in respect METC relating to the year ended March 31, 2011, resulting in net increase of $445,069 in loss for the year ended March 31, 2011. The increase in the shareholders' equity is in addition to the accrual of METC on the Transition Date.

(f)	Reclassification within the statements of cash flow

Interest income was classified as investing activites under IFRS while it was presented as an operating activity under Canadian GAAP.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and nine months ended December 31, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

16.	EVENTS AFTER THE REPORTING PERIOD

Private placement financing

In February 2012, the Company announced that it had arranged, subject to regulatory approvals, a private placement equity financing of up to $16.2 million. The financing is expected to consist of approximately $2.7 million in flow-through shares at a price of $0.50 per share and approximately $13.5 million in non-flow through units at a price of $0.45 per unit. Each non-flow through unit is to consist of one common share and one half warrant, with each whole warrant exercisable to purchase one additional common share at a price of $0.60 for 18 months from the date of the closing of the financing.